Exhibit 99.1

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

For further information, please contact:

Michelle Stein Specialist, Corporate Communications	Tel: (450) 680-4573 ir@bellushealth.com
BELLUS HEALTH REPORTS RESULTS FOR FIRST QUARTER OF FISCAL 2009
LAVAL, QUEBEC, May 6, 2009 — BELLUS Health Inc. (“BELLUS Health” or the “Company”) (TSX: BLU) reported results for the first quarter ended March 31, 2009. The Company reported a net loss of $9,907,000 ($0.20 per share) for the quarter, compared to $13,042,000 ($0.27 per share) for the same period the previous year. The decrease in the net loss is mainly due to a reduction in research and development (R&D) expenses, before research tax credits and grants, which amounted to $3,610,000 for the current quarter, compared to $8,780,000 for the same period the previous year. The decrease is mainly attributable to a reduction in the research and development of tramiprosate (ALZHEMED™; homotaurine) for the treatment of Alzheimer’s disease following the Company’s decision in November 2007 to terminate the tramiprosate (ALZHEMED™) pharmaceutical drug development program. The Company is also developing NC-503 (eprodisate) for the treatment of Type II diabetes and certain features of metabolic syndrome.
As at March 31, 2009, the Company had available cash, cash equivalents and marketable securities of $3,187,000, compared to $10,595,000 at December 31, 2008. The decrease is primarily due to funds used in operating activities.
On April 16, after the end of the first quarter of 2009, the Company announced the completion of the first tranche of its previously announced $20.5 million CAD convertible notes (see Liquidity and capital resources section for further details). BELLUS Health received gross proceeds of $10 million CAD for the issuance of new convertible notes. A second tranche of $10.5 million CAD is expected to be funded by June 2009. In March 2009, the Company announced a reduction in the workforce and other related measures which are expected to result in annual savings of approximately $3.5 million CAD, and the restructuring of the lease of the Company’s main premises and the 2006 and 2007 convertible notes, which are expected to result in annual cash savings of approximately an additional US$4.1 million on an annual basis.
BELLUS Health also announced today that, in a cost-saving measure, it is taking steps to remove its common shares from registration under the U.S. Securities Exchange Act of 1934, as amended, by filing a Form 15 with U.S. Securities and Exchange Commission (the “SEC”). Consequently, BELLUS Health will no longer be required to file reports with the SEC. BELLUS Health will continue to be subject to public company reporting obligations in Canada, and investors will continue to be able to access its reports on the sedar.com and bellushealth.com websites. The Company expects the steps to be completed in the coming days.
The Company also announced that on May 5, 2009, Mr. Calin Rovinescu tendered his resignation from the Board of Directors of BELLUS Health and all of its committees, effective immediately.
“I recognize the significant challenges that Calin has assumed as President and Chief Executive Officer of Air Canada. We wish him every success and thank him for his valuable contribution to our Board of Directors and its committees,” said Dr. Bellini, Chairman, President and Chief Executive Officer.
Highlights of the Consolidated Financial Results for the First Quarter of 2009
BELLUS Health Inc. (BELLUS Health or the Company) is a global health company focused on the development and commercialization of products to provide innovative health solutions to address critical unmet needs.
This Management’s Discussion and Analysis (MD&A) provides a review of the Company’s operations and financial performance for the three-month period ended March 31, 2009, compared to the three-month period ended March 31, 2008. It should be read in conjunction with the Company’s unaudited consolidated financial statements for the period ended March 31, 2009, as well as the Company’s audited consolidated financial statements for the year ended December 31, 2008, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). For discussion regarding related-party transactions, contractual obligations, disclosure controls and procedures, internal control over financial reporting, critical accounting policies and estimates, recent accounting pronouncements, and risks and uncertainties, refer to the Annual Report and the Annual Information Form for the year ended December 31, 2008, as well as registration statements and other public filings, which are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-Looking Statements” cautionary notice, which can be found at the end of this MD&A. All currency figures reported in this document, including comparative figures, are reported in US dollars, unless otherwise specified. This MD&A was prepared by Management with information available as at May 5, 2009.
Results of Operations
For the three-month period ended March 31, 2009, the net loss amounted to $9,907,000 ($0.20 per share), compared to $13,042,000 ($0.27 per share) for the corresponding period the previous year.
Net sales amounted to $84,000 for the current quarter and represent the sales of VIVIMINDTM (also known as tramiprosate and homotaurine), the Company’s first natural health brand launched on September 2, 2008 in Canada and also globally on the Internet. VIVIMINDTM, to protect memory function, is based on homotaurine, a naturally occurring ingredient found in certain seaweed. Targeted at healthy baby boomers, this patented natural health brand is expected to address a largely underserved self-care market by providing a scientific, evidence-based health solution. VIVIMINDTM is the direct result of over 15 years of significant scientific research, including clinical testing in over 2,000 individuals. Post-hoc analysis of the North American Phase III clinical trial of tramiprosate (homotaurine) involving 1,052 Alzheimer’s disease (AD) patients showed a positive impact on cognitive function and that, anatomically, it helped to reduce the volume loss of the hippocampus, an important area of the brain responsible for memory. VIVIMINDTM is commercialized by OVOS Natural Health Inc., a wholly owned subsidiary of BELLUS Health. The Company’s strategy includes revenue generation in the short- to medium-term through the sale of natural health products and in the medium- to long-term through development of a pipeline of pharmaceutical products.
Research and development expenses, before research tax credits and grants, amounted to $3,610,000 for the current quarter, compared to $8,780,000 for the same period the previous year. The decrease is mainly attributable to a reduction in the research and development of tramiprosate (ALZHEMED™; homotaurine) for the treatment of AD, following the Company’s decision in November 2007 to terminate the tramiprosate (ALZHEMED™) pharmaceutical drug development program. The Company is also developing NC-503 (eprodisate) for the treatment of Type II diabetes and certain features of metabolic syndrome. During the second quarter of 2008, a Phase II clinical trial in diabetic patients was initiated in Canada and patient recruitment and randomization commenced. The study is a randomized 26-week, double-blind, placebo-controlled study. Interim results are anticipated late in the second quarter or early in the third quarter of 2009, at which time a decision may be made as to the future of this program. Results from a validated rat model of diabetes and metabolic syndrome have demonstrated that NC-503 decreases glycemic levels in obese diabetic Zucker rats, when compared to the control group, while preserving 40% more pancreatic islet cells (insulin secreting cells) as compared to the control group, and have shown some protective effect on renal function.
Research tax credits and grants amounted to $303,000 for the current quarter, compared to $397,000 for the corresponding period the previous year. Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program for expenditures incurred in Quebec. The decrease is attributable to lower research and development expenses incurred in Quebec during the current period that are eligible for refundable tax credits.
General and administrative expenses totaled $3,148,000 for the current quarter, compared to $3,576,000 for the same quarter the previous year. The decrease is mainly due to the reduction in the workforce and additional measures implemented by the Company to reduce its burn rate.
Marketing and selling expenses amounted to $1,878,000 for the current quarter compared to nil for the same quarter the previous year and represent expenses incurred in relation to the commercialization of the Company’s natural health brand, VIVIMINDTM.
Stock-based compensation amounted to $452,000 for the current quarter, compared to $1,035,000 for the corresponding quarter the previous year. This expense relates to stock options and stock-based incentives, whereby compensation cost in relation to stock options is measured at fair value at the date of grant and is expensed over the award’s vesting period. The decrease is mainly due to adjustments in relation to forfeitures of stock options, which occurred as a result of reductions in the workforce.
Interest income amounted to $13,000 for the current quarter compared to $498,000 for the same quarter the previous year. The decrease is mainly attributable to lower average cash balances and lower interest rates during the current period, compared to the same period the previous year.

Accretion expense amounted to $1,282,000 for the current quarter, compared to $1,207,000 for the same quarter the previous year. Accretion expense represents the imputed interest under GAAP on the $42,085,000 aggregate principal amount of 6% convertible senior notes issued in November 2006 (2006 Notes), as well as on the remaining $4,500,000 principal amount of 6% senior convertible notes (2007 Senior Notes) issued in May 2007. The Company accretes the carrying values of the 2006 Notes and the 2007 Senior Notes to their face value through a charge to earnings over their expected life of 60 months and 54 months, respectively. As of March 31, 2009, $42,085,000 of the 2006 Notes and $4,500,000 of the 2007 Senior Notes remained outstanding.
The fair value of third party Asset-Backed Commercial Paper (ABCP) decreased by $341,000 for the current quarter compared to a decrease of $375,000 for the same quarter the previous year. This represents adjustments recorded on the valuation of ABCP held by the Company. See Liquidity and Capital Resources section for more details.
Foreign exchange gain amounted to $123,000 for the current quarter, compared to a gain of $754,000 for the same quarter the previous year. Foreign exchange gains or losses arise on the movement in foreign exchange rates in relation to the Company’s net monetary assets denominated in currencies other than US dollars, which is its functional and reporting currency, and consists primarily of monetary assets and liabilities denominated in Canadian dollars. Foreign exchange gains for the comparative quarter include $924,000 of gain recognized on the reclassification of the refundable amount ($6,000,000) due to Centocor, Inc., from deferred revenue (non-monetary liability) to accrued liability (monetary liability) following the recovery by the Company of ownership rights in and control of eprodisate (KIACTA™).
Other income amounted to $529,000 for the current quarter, compared to $278,000 for the same quarter the previous year. Other income consists of non-operating revenue, primarily sub-lease revenue. The increase is attributable to a gain recognized and realized during the current quarter on the settlement of a dispute.
Liquidity and capital resources
As at March 31, 2009, the Company had available cash, cash equivalents and marketable securities of $3,187,000, compared to $10,595,000 at December 31, 2008. The decrease is primarily due to funds used in operating activities.
On April 16, 2009, the Company announced the completion of the first tranche of a CDN$20.5 million convertible notes (2009 Notes) financing with Vitus Investments III Private Limited (Vitus), a corporation whose shares are beneficially owned by Mr. Carlo Bellini, and Victoria Square Ventures Inc. (VSVI), a subsidiary of Power Corporation of Canada (the Investors). On that date, BELLUS Health received gross proceeds of CDN$10 million for the issuance of 2009 Notes (CDN$5 million from each Vitus and VSVI) and a second tranche of CDN$10.5 million (CDN$5 million from Vitus and CDN$5.5 million from VSVI) is expected to be funded in June 2009. Prior to this financing and as a condition thereof, BELLUS Health and all of the existing noteholders had agreed to amend the terms of the outstanding 2006 Notes and 2007 Senior Notes to either make them convertible into a new series of preferred shares of BELLUS Health and to have these notes converted into such preferred shares immediately, or to otherwise amend the existing notes which shall remain outstanding. In addition, the landlord of the premises of BELLUS Health, in Laval, Quebec, has agreed, as a condition precedent to the financing, to defer certain rental payments and to accept payment of the deferred rent in cash or common shares of BELLUS Health (at the then applicable market price) at the option of BELLUS Health at a later date. The features of the 2009 Notes issued to the Investors, the terms of the preferred shares, the amended terms of the 2006 Notes and 2007 Senior Notes, as well as the amended terms of the lease for the Laval premises are set forth below.
The 2009 Notes are secured, subject to certain permitted encumbrances, by a first charge on all of the assets of BELLUS Health and certain of its subsidiaries and are convertible into common shares of BELLUS Health at CDN$0.20 per share (the Financing Conversion Price). Interest will be capitalized on the 2009 Notes at the rate of 15% per year and the notes will mature 5 years and one day from the date of issuance. The 2009 Notes include customary anti-dilution provisions in respect of issuances of securities or distributions to shareholders and, in the event BELLUS Health issues additional equity or equity-linked securities at a price per common share that is less than the Financing Conversion Price then in effect, “full ratchet” anti-dilution protection (which will have the effect of lowering the Financing Conversion Price to the new issue price of equity or equity-linked securities) will apply, subject to certain exceptions. In addition, the 2009 Notes contain adjustment provisions in the event of a change of control, and negative covenants, as well as a pre-emptive right in respect of future financings of BELLUS Health. The 2009 Notes issued to VSVI contains certain piggyback rights in favor of VSVI. The exercise of pre-emptive and piggyback rights will be subject to regulatory approval. The aggregate amount of the 2009 Notes issued to the Investors was increased by CDN$615,000 to cover a set up fee in connection with the financing. Assuming that each of the 2009 Notes remain outstanding until maturity, are converted in full at the Financing Conversion Price and that all interest thereon is paid by the issuance of common shares of BELLUS Health at the Financing Conversion Price, the maximum number of common shares issuable under the 2009 Notes is 212,349,035, representing a potential dilution factor of 424%, based on the number of common shares issued and outstanding as at March 31, 2009.
Each of Vitus and VSVI have the right to nominate two (2) members to the Board of Directors of BELLUS Health and BELLUS Health has agreed to seek the reduction of the size of its Board of Directors from twelve (12) to seven (7) directors at its next annual general meeting.
Prior to the 2009 Notes financing, BELLUS Health and all of the existing noteholders had agreed to amend the terms of the outstanding 2006 Notes and 2007 Senior Notes. Holders of $33,085,000 principal amount of existing 2006 Notes and 2007 Senior Notes have agreed to amend the terms of their notes to make them convertible into the preferred shares in the authorized capital of BELLUS Health and received 3,096 preferred shares per $1,000 aggregate principal amount of existing convertible notes, representing a conversion price equal to 200% of the Financing Conversion Price (resulting in a conversion price of CDN$0.40 per share) (the Preferred Share Conversion Price). A total of 102,431,160 preferred shares were issued to note holders who elected to receive preferred shares. Such preferred shares are convertible into common shares of BELLUS Health on a one-to-one basis, subject to adjustment, entitle the holder to 6% cumulative dividends payable in cash or common shares of the Company at the option of the Company and shall be automatically converted into common shares of the Company five years from the date of issuance. The conversion of the 2006 Notes and 2007 Senior Notes to preferred shares is expected to trigger a gain or loss on conversion during the second quarter of fiscal 2009. The remaining note holders have agreed to amend their existing convertible notes as set out below. Assuming that each of the preferred shares remain outstanding until maturity, is converted in full at the Preferred Share Conversion Price and that all dividends payable in respect of the preferred shares are paid by the issuance of common shares of BELLUS Health at an assumed market price of CDN$0.35, the maximum number of common shares issuable on conversion of the preferred shares would be 137,595,789, representing a potential dilution factor of 275%, based on the number of common shares issued and outstanding as at March 31, 2009.
Holders of $13,000,000 principal amount of the 2006 Notes and one holder of $500,000 principal amount of 2007 Senior Notes have also agreed to amend the terms of their notes, without immediate conversion into preferred shares. The amendments include providing for a 6% annual interest rate payable in cash or common shares of BELLUS Health at the option of BELLUS Health at the then market price of the common shares, replacing the existing conversion rate adjustment period of October 2009 — November 2009 with a period from October 2012 — November 2012 for conversion of the notes at the then applicable market price of the common shares of BELLUS Health based on a twenty (20) day volume weighted average price at that time and replacing the right to have BELLUS Health redeem the notes in November 2011 with a right to redeem the notes in November 2014 at the then face value of the notes. Amendments to the notes also include the removal of certain negative covenants. Assuming that the remaining 2006 Notes and 2007 Senior Notes are converted in full at an assumed market price of CDN$0.35 in 2012, when the price of such instruments gets adjusted based on the then market price of the common shares of BELLUS Health, and that all interest thereon is paid by way of issuance of common shares of BELLUS Health at an assumed market price of CDN$0.35, the maximum number of common shares issuable under the remaining 2006 Notes and the 2007 Senior Notes, as amended, would be 56,437,714, representing a potential dilution factor of 113%, based on the number of common shares issued and outstanding as at March 31, 2009.
BELLUS Health has agreed that the right to redeem the remaining 2006 Notes and 2007 Senior Notes, as amended, shall be exercisable 90 days prior to the maturity date of the 2009 Notes to be issued to the Investors. Any additional unsecured debt, other than operating facilities or debt that is pari passu or junior in ranking to the existing convertible notes, as amended, shall not mature or be redeemable for cash prior to the date on which the redemption right of the remaining 2006 Notes and 2007 Senior Notes comes into effect. In addition, BELLUS Health has agreed to certain restrictions on its ability to declare or pay dividends in cash while the 2009 Notes are outstanding.
The terms of the 2009 Notes, the amended 2006 Notes and 2007 Senior Notes require the continued listing of the Company’s shares on the TSX; failure to meet this requirement may be an event of default which may result in the convertible notes being immediately due and payable.
The Company has not yet assessed the impact the amendment of the 2006 Notes and the 2007 Senior Notes will have on its financial statements at the date of this filing. Such impact will be reflected in the second quarter results of the Company.
The landlord of the premises of BELLUS Health, in Laval, Quebec, has agreed, effective April 1, 2009 and continuing through and including the period to April 7, 2011 (on which date BELLUS Health shall have the right to terminate the lease (the First Termination Option)), to defer BELLUS Health’ base rent by CDN$166,667 per month (the Deferred

Rent). In the event BELLUS Health does not exercise its First Termination Option, the monthly deferral of the Deferred Rent will continue for an additional twelve-month period until March 31, 2012 (on which date BELLUS Health shall have the right to terminate the lease (the Second Termination Option)). The Deferred Rent shall bear interest at the rate of ten percent (10%) annually, calculated from the first date of the month when any such component of Deferred Rent becomes due and payable. Deferred Rent and the accrued interest thereon shall be evidenced by promissory notes issued by BELLUS Health to its landlord on the first day of each month when such Deferred Rent becomes due. The notes shall be payable in cash or, at the option of BELLUS Health, through the issuance of common shares at the market price on the day that the notes become payable. Deferred Rent and all notes evidencing Deferred Rent shall be payable on April 7, 2011, in the event that the First Termination Option is exercised or, alternatively, on March 31, 2012. In the event that the lease is terminated under the First Termination Option or the Second Termination Option, BELLUS Health will pay the landlord a consideration of CDN$6.0 million or CDN$5.45 million, respectively, payable in common shares of BELLUS Health at the then market price of the common shares. The precise amount of rent and number of common shares to be issued upon conversion of notes issued to the landlord will depend, among other things, on the extent to which portions of the premises are sublet or assigned to other tenants during the relevant period. Assuming that the notes issuable to the landlord in respect of deferred rent and interest thereon remain outstanding until March 31, 2012, are paid by way of issuance of common shares of BELLUS Health at an assumed market price of CDN$0.35, and that the lease is terminated pursuant to the Second Termination Option, the maximum number of common shares issuable under the notes would be 35,633,335, representing a potential dilution factor of 71%, based on the number of common shares issued and outstanding as at March 31, 2009. The Company has not yet assessed the impact the termination options payment will have on its financial statements, which will be reflected in the financial statements of the quarter ending June 30, 2009.
The cash savings to BELLUS Health of the restructuring of debt and rental obligations is expected to be approximately US$4,100,000 on an annual basis, going forward.
On January 8, 2009, the Company’s common stock was delisted from NASDAQ Capital Market following the Company’s formal notice of its intention to voluntarily delist its common stock provided to the NASDAQ Stock Market, notice to the public by press release and the formal notice provided to the SEC, in December 2008. The decision was taken in light of the continuing, extreme short-term volatility in the financial markets and, accordingly, in the Company’s market value. Originally, the Company received a NASDAQ Staff Deficiency Letter dated October 10, 2008, stating that, for 10 consecutive trading days, the market value of the Company’s listed securities has been below the minimum $50,000,000 requirement for continued inclusion on the NASDAQ Global Market. The Company filed an application to transfer the listing of its common stock from the NASDAQ Global Market to the NASDAQ Capital Market and the transfer was effective as of November 14, 2008. The Company then received a Deficiency Letter dated December 1, 2008, from the NASDAQ Staff stating that, for 10 consecutive trading days, the market value of the Company’s listed securities had been below the minimum $35,000,000 requirement for continued inclusion on the NASDAQ Capital Market. The Company then formally initiated the steps to voluntarily delist by notifying the NASDAQ Stock Market and issuing a press release regarding its intention to voluntarily delist its common stock from the NASDAQ Capital Market. The Company received the consent of the holders of over a majority in value of the Company’s $42,085,000 aggregate principal amount of 2006 Notes and amended the trust indenture governing these notes, so as to permit delisting from NASDAQ. The Company’s listing on the Toronto Stock Exchange was not affected by the delisting from NASDAQ. The Company currently expects to continue to be subject to the filing and other obligations of the US securities laws applicable to non-US reporting companies during 2009.
As at December 31, 2008, the Company held approximately $12,250,000 (of which $6,250,000 is denominated in Canadian dollars) in principal value of third party ABCP, including $5,719,000 of third party ABCP acquired as part of the Innodia acquisition. These investments were due to mature as early as August 2007, but, as a result of a disruption in the credit markets, particularly in the ABCP market, they did not settle on maturity. On April 25, 2008, the restructuring plan announced by the Pan-Canadian Investors Committee (the Committee) in December 2007 was approved by the ABCP holders. On January 21, 2009, the Committee announced that the restructuring plan had been implemented. Pursuant to the terms of the restructuring plan, the Company received the following new floating rate interest-bearing notes (New notes) in exchange for its ABCP: CDN$2,306,000 of MAV2 Class A-1 Notes, CDN$2,773,000 of MAV2 Class A-2 Notes, CDN$503,000 of MAV2 Class B Notes, CDN$173,000 of MAV2 Class C Notes, CDN$850,000 of MAV2 IA Tracking Notes, $5,000,000 of MAV3 IA Tracking Notes as well as $977,000 and CDN$985,000 of MAV3 TA Tracking Notes. The legal maturity of the notes is July 15, 2056, but the actual expected repayment of the notes, if held to maturity, is January 22, 2017. The New notes issued following the restructuring plan are designated as held for trading financial assets. Previously, the ABCP were also classified in that category. During the current quarter, the Company also received partial payments for accrued interest, totaling $391,000, for its investment in ABCP held since the market disruption. The Company has not recorded any interest income since the initial maturity of the ABCP it held however the expected proceeds from the interest were considered in the determination of the fair value of the ABCP at December 31, 2008 and March 31, 2009. As of May 5, 2009, there are currently no market quotations available for these New notes.
During the second quarter of 2008, the Company entered into a temporary credit facility with the chartered bank that sold the ABCP to the Company. This credit facility was put in place to finance the repayment to Centocor, since this obligation was secured by ABCP. With respect to the implementation of the ABCP restructuring plan announced in January 2009, the Company received an offer by the chartered bank to refinance its temporary credit facility by revolving credit facilities, with a minimum 2-year term and with options to renew on an annual basis for up to a maximum total potential term of seven years. In addition, the Company also received an offer to refinance the temporary credit facility obtained as part of the Innodia transaction. In total, the offers for the revolving credit facilities amount to approximately $11,830,000, bear interest at prime rate minus 1% and require security in the Company’s investments in the New notes as well as a lien on the universality of the assets of the corporation in the amount of approximately $2 million, among other requirements. The offers for the revolving credit facilities also include a put option feature in two to three years which may limit the Company’s losses to between 25% and 55% of the New notes, subject to certain conditions.
As at March 31, 2009, the Company estimated the fair value of these ABCP at approximately $7,909,000, of which $274,000 is presented as part of Restricted Cash, as it is pledged to a bank as collateral for letter of credit issued in connection with a lease agreement. In connection with its fair value determinations, the Company recorded a decrease in fair value of $1,184,000 for the year ended December 31, 2007, an increase in fair value of $309,000 for the year ended December 31, 2008 and a decrease in fair value of $341,000 for the three-month period ended March 31, 2009. The increase in fair value recorded in 2008 is due to increased valuation of certain assets recognized as part of the Innodia transaction. The exchange of third party ABCP for New notes during the first quarter of 2009 resulted in a loss on settlement, which is presented as part of the decrease in fair value recorded during the current quarter. The Company estimated the fair value of the ABCP using a probability weighted discounted cash flow approach, based on its best estimates of the period over which the assets will generate cash flows, the coupon interest rate, the discount rate to apply to the net cash flows anticipated to be received commensurate with the return on comparably rated notes in accordance with the risk factors of the different investments and other qualitative factors. The Company estimated that the long-term financial instruments arising from the conversion of its ABCP would generate interest returns ranging from 0.15% to 1.19% (weighted average rate of 0.69%), depending on the type of series. These future cash flows were discounted, according to the type of series, over an 8-year period and using discount rates ranging from 4.4% to 9.4% (weighted average rate of 6.1%). The Company also took into account the put option feature described above in determining the change in fair value of ABCP recognized in earnings for the year ended December 31, 2008 and the three-month period ended March 31, 2009. Estimates of the fair value of the ABCP and related put option are not supported by observable market prices or rates, and therefore are subject to uncertainty, including, but not limited to, the estimated amounts to be recovered, the yield of the substitute financial instruments and the timing of future cash flows, and the market for these types of instruments. The resolution of these uncertainties could be such that the ultimate fair value of these investments may vary significantly from the Company’s current estimate. Changes in the near term could require significant changes in the recognized amount of these assets. As the Company records the New notes at current fair value each period, such adjustments will directly impact earnings.
As at March 31, 2009, the Company’s workforce comprised 61 employees compared to 104 employees as at December 31, 2008. During the first quarter of fiscal 2009, the Company reduced further its research activities and associated workforce to focus on its key projects. On March 12, 2009, the Company announced the reduction of its workforce by approximately 45%, effective as of such date. In addition, three members of senior management stepped down from their positions but will remain consultants to BELLUS Health. The current programs related to the Company’s existing product and product candidates are not expected to be affected by the cuts, which were made primarily in basic research and research-related functions, as well as support and administrative functions.
As at April 30, 2009, the Company had 50,043,892 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets, 4,593,102 options granted under the stock option plan, 102,431,160 preferred shares outstanding which are convertible into common shares on a one for one basis, 2,250,645 warrants outstanding as well as notes outstanding in the amount of $13,500,000 and CDN$10,000,000, which are convertible into common shares.
Financial position and going concern
To date, the Company has financed its operations primarily through public offerings of common shares, private placements, issuance of convertible notes, as well as a sale-leaseback transaction, research tax credits, collaboration and research contracts, interest and other income. The future profitability of the Company is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Company, the ability of the Company to successfully market, sell and distribute products, including its natural health products, and the ability of the Company to obtain the necessary financing to complete its projects. In January 2009, the Company delisted its shares from NASDAQ. The Company’s shares trade on the Toronto Stock Exchange.
The Company has incurred significant operating losses and negative cash outflows from operations since inception and has an accumulated deficit of $381,908,000 as at March 31, 2009. As at that date, the Company’s committed cash obligations and expected level of expenses for the upcoming twelve months exceed the committed sources of funds, including the completed financing after March 31, 2009, and the Company’s cash and cash equivalents on hand. The ability of the Company to continue as a going concern is dependent upon raising additional financing through borrowings, share issuances, receiving funds through collaborative research contracts, distribution agreements or product licensing agreements, and ultimately, from obtaining regulatory approval in various jurisdictions to market and sell its product candidates and ultimately achieving future profitable operations. The outcome of these matters is dependent on a number of factors outside of the Company’s control. These factors raise significant doubt about the Company’s ability to continue as a going concern. Management continues to actively pursue additional financing. No definitive agreements have been reached yet and there can be no assurance that such agreements will be reached. As a result, there is material uncertainty as to whether the Company will have the ability to continue as a going concern and thereby realize its assets and discharge its liabilities in the normal course of business.
The consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the carrying value and classification of assets and liabilities and reported revenues and expenses that may be necessary should the Company not be successful in its efforts to obtain additional financing, to receive significant funds on signing collaborative research and development contracts, distribution agreements or by out licensing its products or making significant product sales. Such adjustments may include but would not be limited to: all debt would be presented as current, accretion on convertible notes would be accelerated, and the investment in ABCP would be reduced to its liquidation value.
Forward-looking statements
Certain statements included in this Management’s Discussion and Analysis may constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes among other things, information with respect to the Company’s objectives and the strategies to achieve those objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Refer to the Company’s filings with the

Canadian securities regulatory authorities and the US Securities and Exchange Commission for a discussion of the various factors that may affect the Company’s future results. Such risks include, but are not limited to: the ability to obtain financing in the current markets, the impact of general economic conditions, general conditions in the pharmaceutical and/or natural health products industries, changes in the regulatory environment in the jurisdictions in which the BELLUS Health Group does business, stock market volatility, fluctuations in costs, and changes to the competitive environment, and that actual results may vary once the final and quality-controlled verification of data and analyses has been completed. The results or events predicted in forward-looking information may differ materially from actual results or events. The Company believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report, and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

BELLUS Health Inc.
Consolidated Financial Information 1
(in thousands of US dollars, except per share data)

	Three-month period ended
	March 31

Consolidated Statements of Operations	2009	2008

	(unaudited)	(unaudited)

Revenues:
Gross sales	$114	$—
Discounts, returns and cooperative promotional incentives	(30)	—

Net sales	84	—
Collaboration agreement	—	205
Reimbursable costs	—	22

	84	227

Expenses:
Research and development	3,610	8,780
Research tax credits and grants	(303)	(397)

	3,307	8,383
General and administrative	3,148	3,576
Marketing and selling	1,878	—
Reimbursable costs	—	22
Stock-based compensation	452	1,035
Depreciation of equipment	169	214

	8,954	13,230

Loss before undernoted items	(8,870)	(13,003)

Interest income	13	498
Interest and bank charges	(79)	(29)
Accretion expense	(1,282)	(1,207)
Change in fair value of embedded derivatives	—	42
Change in fair value of third party asset-backed commercial paper	(341)	(375)
Foreign exchange gain	123	754
Other income	529	278

Net loss	$(9,907)	$(13,042)

Net loss per share:
Basic and diluted	$(0.20)	$(0.27)

Weighted average number of common shares outstanding	50,043,892	48,987,980

	At	At
	March 31	December 31
Consolidated Balance Sheets	2009	2008

	(unaudited)	(audited)

Cash and cash equivalents	$3,187	$10,595
Other current assets	3,711	3,667

Total current assets	6,898	14,262
Equipment	2,955	3,124
Other long-term assets	8,071	9,030

Total assets	$17,924	$26,416

Current liabilities	$9,800	$9,257
Long-term deferred gain and liabilities	63,626	63,211
Shareholders’ (deficiency) equity	(55,502)	(46,052)

Total liabilities and shareholders’ (deficiency) equity	$17,924	$26,416

[1]	Condensed from the Company’s unaudited consolidated financial statements.

About BELLUS Health
BELLUS Health is a global health company focused on the development and commercialization of products to provide innovative health solutions to address critical unmet needs.
To Contact BELLUS Health
For additional information on BELLUS Health and its drug development programs, please call the Canada and United States toll-free number 1-877-680-4500 or visit the Web Site at BellusHealth.com.

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond BELLUS Health Inc.’s control. Such risks include but are not limited to: the ability to obtain financing immediately in the current markets, the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the BELLUS Health Group does business, stock market volatility, the availability and terms of any financing, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of BELLUS Health Inc.
Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These statements speak only as of the date made and BELLUS Health Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see the Annual Information Form of BELLUS Health Inc. for further risk factors that might affect the BELLUS Health Group and its business.